
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

TT1 Products, Inc.

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 February 4, 2019

Physical Address of Issuer:

2144 Hills Avenue, Northwest, Suite A, Atlanta, Georgia 30318, United States

Website of Issuer:

https://www.supersapiens.com

Current Number of Employees:

12

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$9,355,330	$5,125,416
Cash & Cash Equivalents	$257,032	$571,660
Accounts Receivable	$21,365	$14,874
Current Liabilities	$11,610,967	$2,151,423
Long-term Debt	$11,586,147	$14,294,462
Revenues/Sales	$2,145,911	$1,832,611
Cost of Goods Sold*	$1,269,636	$2,709,094
Taxes Paid	$0	$1,517
Net Income/(Net Loss)	$(9,935,541)	$(14,197,534)

*Cost of Revenue

<p style="text-align:center">Table of Contents</p>

TT1 Products, Inc.

SUPERSAPIENS

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by TT1 Products, known as Supersapiens ("**Supersapiens,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.supersapiens.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Harold Philpott Southerland III
_____
(Signature)

Harold Philpott Southerland III
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Harold Philpott Southerland III
_____
(Signature)

Harold Philpott Southerland III
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

/s/ Christopher Belli
_____
(Signature)

Christopher Belli
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

/s/ Alain Brouhard	
(Signature)	
Alain Brouhard	
(Name)	
Director	
(Title)	
May 1, 2023	
(Date)	

/s/ Carl Bilbo	
(Signature)	
Carl Bilbo	
(Name)	
Director	
(Title)	
May 1, 2023	
(Date)	

/s/ Pam Alexander	
(Signature)	
Pam Alexander	
(Name)	
Director	
(Title)	
May 1, 2023	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

TT1 Products, Inc.

SUPERSAPIENS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

TT1 Products, Inc., operating as Supersapiens, is a sports technology company focused on energy management systems to empower athletes to effectively manage in-training fueling to sustain high-intensity work, properly manage glucose levels to maximize recovery, and achieve bigger performance gains. Supersapiens empowers all athletes, from weekend warriors to the corporate board room, to maintain their highest level by providing real-time insights into their metabolic health. The Company was originally formed on February 4, 2019 as TT1 Products, LLC, a Delaware limited liability company. The Company subsequently converted to a Delaware corporation on July 19, 2019 and was renamed to TT1 Products, Inc.

The Company is headquartered and qualified to conduct business in Georgia. The Company sells its products and services through the internet throughout the United States and internationally.

The Company conducts its European business through its wholly-owned subsidiary, TT1 Products Technologies LTD, an Ireland Private Company incorporated on June 30, 2020.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to holders upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to holders upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. In particular, the Company has a contract with Abbott Laboratories, who manufactures the Abbott Libre Sense Glucose Sport Biosensor that the Supersapiens app uses. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our app, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an app that provides real-time information into a user's personal glucose and metabolic health. The amount of users of our app and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our app and the services offered. If clients do not perceive our app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, foreign, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and foreign and, in some instances, at the state and local levels. In particular, the Company is currently regulated by foreign health regulatory agencies and will likely need to obtain Food and Drug Administration (FDA) approval to sell and market its products in the United States. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, foreign, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, foreign, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, foreign, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, foreign, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

TT1 Products, Inc., operating as Supersapiens, is a sports technology company focused on energy management systems to empower athletes to effectively manage in-training fueling to sustain high-intensity work, properly manage glucose levels to maximize recovery, and achieve bigger performance gains. Supersapiens empowers all athletes, from weekend warriors to the corporate board room, to maintain their highest level by providing real-time insights into their metabolic health. The Company was originally formed on February 4, 2019 as TT1 Products, LLC, a Delaware limited liability company. The Company subsequently converted to a Delaware corporation on July 19, 2019 and was renamed to TT1 Products, Inc.

The Company is headquartered and qualified to conduct business in Georgia. The Company sells its products and services through the internet throughout the United States and internationally.

The Company conducts its European business through its wholly-owned subsidiary, TT1 Products Technologies LTD, an Ireland Private Company incorporated on June 30, 2020.

Business Plan

The Company plans to significantly expand its business by investing in technology and product development and science and research and development, along with expanding our infrastructure and hiring additional personnel. Any capital we raise in the future will empower us to expand our technology and product development and science and research and development, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Supersapiens App	Personal glucose data hub with powerful insights to the user to provide real-time information into their glucose and metabolic health	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.
Abbott Libre Sense Glucose Sport Biosensor	Streams a user's glucose data to the Supersapiens app in real time. A small biosensor is placed on the users back of the upper arm. A thin, flexible filament detects the glucose levels in the users interstiail fluid, a thin layer of fluid surrounding the cells just below the users skin.	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.
Performance Patch	Provide protection for the biosensor. Designed for maximum comfort without compromising on protection.	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.
Energy Band	Custom wearable for use during activity to provide real-time insights to your wrist that connects directly to the biosensor.	Direct to consumer in Austria, France, Germany, Ireland, Italy, Luxembourg, Switzerland and the United Kingdom.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are Veri, Levels and Nutrisense.

Customer Base

The Company's target customer is anyone with the goal of improving their performance. From endurance athletics to running a 5k, being underfueled will impact performance and outcome. Maintaining metabolic health is important for every human on the planet.

Supply Chain

The Company has a contract with Abbott Laboratories, who manufactures the Abbott Libre Sense Glucose Sport Biosensor that the Supersapiens app uses. If this manufacturer were unable, or ceased, to manufacture the continuous glucose meters that the Company uses, it could cause a major disruption to the Company. Additionally, for other third party providers, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made, although it could cause short-term limitations or disruptions.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
11,284,818	"Glucose Exposure Diagnostics and Therapeutics Related Thereto"	Patent	August 31, 2020	March 29, 2022	USA
17/679,670	"Glucose Exposure Diagnostics and Therapeutics Related Thereto"	Patent	February 24, 2022	Pending	USA
17/008,214	"Glucose Exposure Systems and Processes"	Patent	August 31, 2020	Pending	USA
29/748,680	"User Interface"	Patent	August 31, 2020	Pending	USA
11,154,223	"Biomarker Monitoring Fitness System (Wrist Reader)"	Patent	August 31, 2020	October 26, 2021	USA
17/509,386	"Biomarker Monitoring Fitness System"	Patent	October 25, 2021	Pending	USA
20859341.8	"Biomarker Monitoring Fitness System"	Patent	March 15, 2022	Pending	EU

PCT/US20/48851	"Biomarker Monitoring Fitness System"	Patent	August 31, 2020	Completed PCT	WO
17/155,578	"Apparatus and Methods for Securing Sensors"	Patent	January 22, 2021	Pending	USA
PCT/US22/13337	"Apparatus and Methods for Securing Sensors"	Patent	January 21, 2022	Pending	WO
EP 008627590-0001	"Overpatch"	Patent	July 22, 2021	October 18, 2021	EU
EP 008627590-0002	"Overpatch"	Patent	July 22, 2021	October 18, 2021	EU
29/767,451	"Overpatch"	Patent	January 22, 2021	Pending	USA
GB 6150005	"Overpatch"	Patent	July 22, 2021	July 22, 2021	UK
GB 6150006	"Overpatch"	Patent	July 22, 2021	July 22, 2021	UK
GB 6120512	"User Interface (1 of 3)"	Patent	February 23, 2021	February 23, 2021	UK
GB 6120513	"User Interface (2 of 3)"	Patent	February 23, 2021	February 23, 2021	UK
GB 6120514	"User Interface (3 of 3)"	Patent	February 23, 2021	February 23, 2021	UK
EP 008441430-001	"User Interface (1 of 3)"	Patent	February 23, 2021	February 26, 2021	EU
EP 008441430-002	"User Interface (2 of 3)"	Patent	February 23, 2021	February 26, 2021	EU
EP 008441430-003	"User Interface (3 of 3)"	Patent	February 23, 2021	February 26, 2021	EU
29/806,143	"Wrist Reader"	Patent	September 1, 2021	Pending	USA

<u>Trademarks</u>

The Company has 21 registered trademarks, both in the USA and in foreign jurisdictions. The Company also has 17 trademark applications pending, both in the USA and in foreign jurisdictions.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign, and U.S. federal, state and local governmental authorities. In particular, the Company is currently regulated by foreign health regulatory agencies and will likely need to obtain Food and Drug Administration (FDA) approval to sell and market its products in the United States. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Harold Philpott Southerland III	CEO, Founder and Director	CEO, Director and Founder of TT1 Products, Inc, 2019– Present Responsible for strategy and general CEO responsibilities CEO and Co-Founder of TT1 Holdings, LLC, (Team Novo Nordisk) 2004– Present Responsible for strategy and general CEO responsibilities of a professional cycling team	The University of Georgia, BSBA, Business Management, 2004
Christopher Belli	COO and Director	COO and Director, TT1 Products, Inc, 2020 – Present Responsible for operations of sales and product development team and supply chain management. Vice President, TT1 Holdings, LLC (Team Novo Nordisk), 2019 – Present Responsible for operations and logistics of a professional cycling team	The University of Tennessee, BSBA, Finance and Logistics and Transportation, 2004
Jay Robbins	CFO and Co-Founder	CFO and Co-Founder, TT1 Products, Inc., 2019 – Present Responsible for financial management, controls, and operations Partner, AGL CPA Group, LLC, 2018 – Present Partner in tax department for CPA Firm working with high net worth clients and private equity companies	Auburn University, BSBA, Finance and Accounting, 2005
Fitzalan Crowe	Chief of Staff and Co-Founder	Chief of Staff and Co-Founder, TT1 Products Inc., 2019 – Present Responsible for general COS responsibilities, partnership	Virginia Tech, M.A., International Relations, 2005

		management, strategic communications, crisis communications, executive positioning and earned media Vice President of Marketing and Sponsorship (TT1 Holdings, LLC (Team Novo Nordisk), 2013 – 2020 Responsible for identifying, soliciting, securing and maintaining relationships with sponsors, designing annual strategic communications plan and managed the marketing team.	
Howard Zisser	CSO	Chief Scientific Officer, TT1 Products, Inc., 2021 – present A board-certified physician and member of the Science team and responsible for regulatory approval/compliance, science R&D and publications Diabetes Clinical Lead, Verily Life Sciences, 2016 – 2021 Principal investigator and team lead for division working to make it easier to manage blood sugar levels and live a healthier life	Johns Hopkins University School of Medicine, Doctor of Medicine, 1989 University of Florida, B.S., Biopharmacology, 1985
Jared Fair	SVP of Finance & Operations	SVP of Finance & Operations, TT1 Products, Inc., 2021-Present Responsible for financial operations, reporting and analysis. Responsible for daily operations, resource management and team culture. Consulting Manager, Warren Averett, 2014 – 2021 Tax return prep, tax analysis, forensic accounting, litigation support, M&A support and culture initiatives.	University of West Florida, B.S.B.A., Accounting and Management, 2013
Alain Brouhard	Chairman	Chairman, TT1 Products, Inc., 2021 – Present Active member of the board of directors Chief Information Officer, Coca-Cola Hellenic Bottling Company, 2010 – 2020	Audencia, Master, Grande Ecole, Management, 1985 The Ohio State University, MBA, 1985

		Responsible for digital transformation, data analytics, and cyber security.	
Carl Bilbo	Director	Director, TT1 Products, Inc., 2021 – Present Active member of the board of directors SVP, Ferring Pharmaceuticals, 2021 – Present Responsible for Microbiome Franchise at Ferring Corporate Vice President, Novo Nordisk, 2000-2021 Responsible for International commercial affairs and strategy	Technical University of Denmark, MSc Engineering, 1989, PhD Biostatistics, 1992
Pam Alexander	Director	Director, TT1 Products, Inc, 2021-Present Active member of the board of directors Founder and CEO, Alexander Communications, 1990 – 1998 CEO of a technology communications firm	Vanderbilt University, B.A., 1974

Biographical Information

<u>Harold Philpott Southerland III</u>: Phil is the CEO, Founder and Director of the Company. Phil's life, career, and athletic successes are all thanks to CGM technology. The experienced CEO, entrepreneur, public speaker, and global diabetes ambassador founded Team Novo Nordisk, the world's first all-diabetes pro cycling team, and the non-profit Team Type 1 Foundation. The Company is his newest endeavor to change the health of the world. The United Nations, WHO, and World Bank have all recognized Phil for his extraordinary commitment to improving the lives of people living with diabetes. In addition to the Company, Phil serves as the CEO and Co-Founder of Team Novo Nordisk. Throughout his career, professional highlights include speaking at the United Nations on World Bicycle Day, leading a session at SXSW, and addressing audiences at ADA and AADE. In addition to cycling, Phil is a passionate skier and deep-water scuba diver. Phil is the author of the book 'Not Dead Yet', which chronicles his life from early diagnosis of diabetes to professional cyclist and his mission to change the face of diabetes on a global scale. Phil is a dedicated and proud father to four. Along with his wife, Dr. Biljana Southerland, and their three young boys, Phil calls Atlanta, Georgia home.

<u>Christopher Belli</u>: Christopher is the COO and Director of the Company. Chris is an authority at implementing streamlined solutions for complex situations. After spending over 20 years managing distribution center operations, inbound and outbound transportation, and compliance for International Paper, Dollar Tree, Rite Aid Pharmacy, and Team Novo Nordisk, Chris devoted himself full-time to ensuring that all the systems, resources, and people are in place to make the Company a success. Additionally, Chris is the founder of TransTrust Logistics. Chris grew up in St. Louis, Missouri. He earned two bachelor's degrees in Logistics & Transportation and Finance from the University of Tennessee. As an avid runner, it is a goal for Chris to qualify for and run the World's Majors Marathon Series. Chris and his wife Kristy reside in Marietta, GA with their three children.

Jay Robbins: Jay is the CFO and Co-Founder of the Company. He is a senior executive with a strong record of driving strategies, initiatives, and processes that generate dynamic gains in financial performance and operational efficiencies. Jay has expertise in operations, business development, management, income taxes, accounting and financial structures to reduce costs and improve productivity. He is skilled in growing and managing client relationships with key internal and external decision makers and excels in recruiting and talent acquisition. Jay graduated from Auburn University with degrees in Finance and Accounting and holds a CPA license. Jay and his wife live in Atlanta with their 2 children.

Fitzalan Crowe: Fitzalan is the Chief of Staff and Co-Founder of the Company. Fitzalan is an experienced senior executive skilled in strategic messaging, executive positioning, crisis communications, partnership management, and public relations. Her career began working in Washington DC in lobbying and government contract positions before shifting to professional sports. For the past 15 years, she's dedicated her career to helping companies and athletes cultivate their distinct voice and achieve global brand awareness. Clients have appeared at the United Nations, CNN, The Guardian, Forbes, New York Times, BBC, USA Today, ESPN, Men's Health, Huff Post and more. Fitzalan received her master's degree from Virginia Tech. She is an avid runner and splits time between St. Augustine, Florida and Gent, Belgium.

Howard Zisser: Howard is the CSO of the Company. In the medical community, Dr. Zisser has dedicated his career to improving the daily lives of people living with diabetes. His research has focused on new and innovative therapies for type 1, type 2, and gestational diabetes, including pivotal trials of glucose sensing and artificial pancreas technologies. Dr. Zisser most recently served as Verily/Google Life Sciences' Clinical Lead where he championed the expansion of continuous glucose monitoring (CGM) for people living with type 2 diabetes and built systems to remotely deploy, monitor, and risk stratify these patients in order to optimize their care. He was also an active member of the Google Food Lab, where he taught food industry leaders the importance of glucose sensing technology. Prior to Verily, he was Insulet's medical director and the Director of Clinical Research & Technology at the Sansum Diabetes Research Institute. In addition, Dr. Zisser served as Adjunct Professors of Chemical Engineering at the University of California, Santa Barbara and CalTech in Pasadena. He graduated summa cum laude from the University of Florida with an Interdisciplinary Studies in Biopharmacology degree and earned his medical degree from the Johns Hopkins University School of Medicine.

Jared Fair: Jared is the SVP of Finance and Operations. Jared brings a background of heavy analytics and problem solving to his position. He also excels at people management and culture building by using his background in sports coaching and corporate executive consulting. He uses these skills to analyze the data to formulate financial plans as well as marketing trends to influence company actions. Jared finished his accounting degree while working full time as a General Manager of a golf course in Florida. He received his CPA and ABV certifications while working in public accounting. He currently resides in Florida with his wife and son.

Alain Brouhard: Alain is the Chairman of the Company. Alain holds a Master "Grande Ecole" in Management from Audencia Business School (France) and Ohio State University (USA). He is a French national and lives in Zug, Switzerland. Alain is a former C-suite Executive at Fortune 500 Companies with 35 years of international business experience and a strong track record in people leadership, sustainable growth, business turnaround and digital transformation at P&G, adidas, and Coca-Cola. Most recently, Alain was the Regional CEO and the Group CIO at Coca-Cola HBC AG.

Carl Bilbo: Carl is a Director of the Company. Carl is a Life Science Executive in the Pharma and Med Tech industries. With nearly three decades of experience across commercial and marketing capabilities across multiple geographies, and mixing a deep scientific understanding of pharma, biotech, and devices, Carl brings strong commercial experience to the Company. With his commercial acumen, Carl has dedicated his career to technical innovations and improving the lives of people with serious chronic conditions, supported by experiences from Harvard Business School and London Business School. Carl holds a PhD from the Technical University of Denmark. Carl currently resides in Copenhagen, Denmark with his wife Anne; they have two adult children. He enjoys long-distance running and has completed several marathons.

Pam Alexander: Pam is a director of the Company. She founded Alexander Communications, a leading technology communications firm acquired by WPP. She advises Gather Ventures, Wild Health, and Outside and consults for other wellness and endurance sports ventures. Pam is on the Advisory Board of Next Ventures and the Boards of the Aspen Valley Ski Club, the Aspen Valley Hospital Foundation, and the Aspen Community Foundation. She founded Pace Ranch, an endurance sports facility in Tucson, Arizona, which supports cycling development non-profits for underserved youth and women.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 265,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2019 Stock Incentive Plan for which 49,875,000 shares are authorized for issuance thereunder. As of the date of this Form C-AR, 232,986,815 shares of Common Stock are issued and outstanding. Additionally, the Company has 6,191,805 options to purchase Common Stock and 4,500,000 restricted shares of Common Stock issued and outstanding (which are included in the outstanding shares of Common Stock noted herein) and an additional 24,462,457 awards available for issuance under the 2019 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	232,986,815
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	6,191,805
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$550,000
Voting Rights	None
Anti-Dilution Rights	Pro-Rata Rights
Material Terms	Valuation Cap: $50,000,000; Discount of 20%
Interest Rate	6%
Maturity Date	March 31, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Notes
Principal Amount Outstanding	$11,816,624*
Voting Rights	None
Anti-Dilution Rights	Pro-Rata Rights
Material Terms	Valuation Cap: $85,000,000; Discount of 20%
Interest Rate	8%
Maturity Date	March 31, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

*One holder has certain specified rights outlined in a Side Letter with the Company; Includes the conversion of a $500,000 unsecured loan from the Company's CEO and Founder on April 8, 2023.

Type	Crowd Convertible Notes
Face Value	$1,259,700*
Voting Rights	The holders of Crowd Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $85,000,000; Discount of 20%
Interest Rate	8%
Maturity Date	May 1, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd Convertible Notes which may dilute the Security.

*Estimated figure. Includes $24,700 in Crowd Convertible Notes to be issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO and Founder
Amount Outstanding	$586,062
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Loan from Company CFO
Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$6,406	64,060,000	N/A	Various dates between June 30, 2020 and January 31, 2023	Section 4(a)(2)
Common Stock	$**	133,130,534	N/A	June 30, 2021 June 30, 2022	Section 4(a)(2)
Convertible Notes**	$5,462,063	58	Research & Development and General Working Capital	Various dates from November 2019 to December 2020	Reg. D Rule 506(b)
Convertible Notes**	$8,338,400	63	Research & Development and General Working Capital	Various dates from January 2021 to May 2021	Reg. D Rule 506(b)
Convertible Notes	$550,000	3	Research & Development and General Working Capital	August 18, 2021 August 27, 2021 September 30, 2021	Reg. D Rule 506(b)
Convertible Notes	$11,316,354	54	Research & Development and General Working Capital	Various Dates from September 2021 to April 2023	Reg. D Rule 506(b)
Option to Purchase Common Stock under 2019 Stock Incentive Plan	$0	6,248,055***	N/A	Various Dates from April 2020 to September 2021	Rule 701
Crowd Convertible Notes	$1,259,700****	376	Research & Development and General Working Capital	April 29, 2023	Reg. CF

*Represents the exercise of options.
**The Company converted two tranches of Convertible Notes, totaling in the aggregate $14,759,418, into Common Stock of the Company. On June 30, 2021, Convertible Notes totaling in the aggregate $5,462,063 were converted into 58,177,398 shares of Common Stock. Additionally, on June 30, 2022, Convertible Notes totaling in the aggregate $8,338,400 were converted into 74,953,136 shares of Common Stock.
***56,250 options were subsequently forfeited.
****Estimated figure. Includes $24,700 in Crowd Convertible Notes to be issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
TT1 Ventures, LLC*	88,323,280 shares of Common Stock	37.91%

*Owned 100% by Harold Philpott Southerland III, the CEO and Founder of the Company.

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of $525,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2023, the Company completed an offering pursuant to Regulation CF and raised approximately $1,235,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On October 28, 2021, November 12, 2021 and December 1, 2021, respectively, Harold Phipott Southerland III, the Company's CEO and Founder, loaned the Company $586,062 in aggregate as short term loans. The current balance is $586,062.

(b) On February 25, 2022 and May 18, 2022, Berlin (Jay) Robbins, the CFO of the Company, loaned the Company in aggregate $75,000 as short term loans. The loans do not carry an interest rate and do not have a maturity date. The current balance is $75,000. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(c) On December 19, 2022, TT1 Ventures, LLC, owned by Harold Phipott Southerland III, the Company's CEO and Founder, loaned the Company $500,000 as a short term loan. On April 8, 2023, this loan was converted into a Convertible Note with a valuation cap of $85,000,000 and a 20% discount.

(d) Jay Robbins, the CFO and Co-Founder of the Company, is a partner at AGL CPA Firm. The Company occasionally uses professional staff of AGL CPA Firm on an hourly rate. Amounts paid to AGL CPA Firm for 2022 were $10,032.

(e) TT1 Ventures, LLC, owned by Harold Phipott Southerland III, the Company's CEO and Founder, holds $1,280,000 in convertible notes of the Company with a valuation cap of $85,000,000 and discount of 20%.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

TT1 Products, Inc.

SUPERSAPIENS

SuperSapiens
TT1 Products Inc (Consolidated)
Balance Sheet
As of December 31, 2022

Financial Row	Amount
ASSETS	
Current Assets	
Bank	
1000.00 - Banking - US	
1020.00 - City National Bank	
Total - 1000.00 - Banking - US	**$222,617.93**
1100.00 - Banking - EUR	
Total - 1100.00 - Banking - EUR	**$34,414.36**
Total Bank	**$257,032.29**
Accounts Receivable	
1200.00 - Accounts Receivable	
1200.00 - Accounts Receivable	$21,365.96
Total - 1200.00 - Accounts Receivable	**$21,365.96**
Total Accounts Receivable	**$21,365.96**
Other Current Asset	
1210.00 - Intercompany - Clearing	$26,605.64
1220.00 - Prepaids	
Total - 1220.00 - Prepaids	**$134,950.04**
1230.00 - VAT on Purchases	
1230.00 - VAT on Purchases	$246.63
Total - 1230.00 - VAT on Purchases	**$246.63**
1297.00 - Paypal Clearing	
1297.01 - Employee - Advances & Receivables	$0.00
Total - 1297.00 - Paypal Clearing	**$0.00**
1299.00 - Undeposited Funds - Funds in Transit	$37,038.23
1700.00 - Inventory Asset	
Total - 1700.00 - Inventory Asset	**$1,290,585.98**
Total Other Current Asset	**$1,489,426.52**
Total Current Assets	**$1,767,824.78**
Fixed Assets	
1600.00 - Fixed assets & intangibles, net (US)	
1601.00 - Computers & Equipment	
1601.00 - Computers & Equipment	$52,621.31
1601.01 - A/D Computers & Equipment	($36,646.32)
Total - 1601.00 - Computers & Equipment	**$15,974.99**
1604.00 - Product Development in Progress	$402,712.56
Total - 1600.00 - Fixed assets & intangibles, net (US)	**$418,687.55**
Total Fixed Assets	**$418,687.55**
Other Assets	
1300.00 - Intercompany	
1300.02 - Loan Receivable	$6,913,046.23
Total - 1300.00 - Intercompany	**$6,913,046.23**
1305.00 - Products in Development	
Total - 1305.00 - Products in Development	**$255,772.16**
Total Other Assets	**$7,168,818.39**
Total ASSETS	**$9,355,330.71**

Liabilities & Equity

Current Liabilities

Accounts Payable

2100.00 - Accounts Payable	$2,003,947.51
2105.00 - Accounts Payable - Intercompany	($3,827.13)
Total Accounts Payable	**$2,000,120.38**

Credit Card

2000.00 - AMEX Credit Cards

Total - 2000.00 - AMEX Credit Cards	**$179,456.01**
Total Credit Card	**$179,456.01**

Other Current Liability

2200.00 - Accrued Liabilities

2200.04 - Interest	$790,741.49
2200.06 - Accrued Purchases	$1,163,729.71
Total - 2200.00 - Accrued Liabilities	**$1,954,471.20**
2205.00 - Customer Deposits	$1,476.19
2210.00 - Notes Payable - Insurance	$78,167.40
2215.00 - Due to Parent	$6,628,308.86
2215.10 - Due To Shareholders	$661,062.39
2220.00 - Refunds Payable	($1,448.18)

2305.00 - VAT on Sales

Total - 2305.00 - VAT on Sales	**$109,352.83**
Total Other Current Liability	**$9,431,390.70**
Total Current Liabilities	**$11,610,967.09**

Long Term Liabilities

2403.00 - Convertible Note 2022

Total - 2403.00 - Convertible Note 2022	**$11,586,147.00**
Total Long Term Liabilities	**$11,586,147.00**

Equity

3010.00 - Common Stock	$14,811,046.00
3015.02 - Cumulative Translation Adjustment - Elimination	$11,562.55
3099.00 - Treasury Stock	($52,759.00)
Retained Earnings	($18,948,920.10)
Net Income	($9,935,541.27)
Cumulative Translation Adjustment	$272,828.44
Total Equity	**($13,841,783.38)**
Total Liabilities & Equity	**$9,355,330.71**

SuperSapiens
TT1 Products Inc (Consolidated)
Income Statement
January 1, 2022 - December 31, 2022

Financial Row	Amount
Ordinary Income/Expense	
Income	
4000.00 - Sales	
4000.01 - Product Sales	$2,401,553.78
4000.98 - Discounts	($236,576.55)
4000.99 - Sales Returns	($19,066.23)
Total - 4000.00 - Sales	**$2,145,911.00**
Total - Income	**$2,145,911.00**
Cost Of Sales	
5000.00 - Cost of goods sold	
5000.00 - Cost of goods sold	$4,865.36
5000.04 - Duty/Taxes on imports	$118,110.22
5000.08 - Inventory Adjustments	($12,178.41)
5000.10 - Merchandise	$2,845.64
5000.11 - Patches	$79,303.21
5000.14 - Readers	$63,846.26
5000.15 - Sensors	$1,012,843.81
Total - 5000.00 - Cost of goods sold	**$1,269,636.09**
Total - Cost Of Sales	**$1,269,636.09**
Gross Profit	**$876,274.90**
Expense	
6000.00 - People Expenses	
6001.00 - Wages	
6001.02 - Salary	$2,320,800.06
6001.99 - Non Employee Compensation	$1,353,895.69
Total - 6001.00 - Wages	**$3,674,695.75**
6002.00 - Payroll Taxes	$72,206.30
6003.00 - Benefits	
6003.01 - 401K Match	($1,565.35)
6003.05 - Healthcare	$177,871.99
6003.07 - Training/Seminars/Cont'd Education	$3,516.62
6003.99 - Other Employee Expense	$8,617.51
Total - 6003.00 - Benefits	**$188,440.77**
6005.00 - Worker's Compensation	$19,054.26
6008.00 - Meals (50% Reimbursable)	$1,628.02
6009.00 - Payroll Fee	$9,492.81
Total - 6000.00 - People Expenses	**$3,965,517.91**
6200.00 - Marketing	
6200.00 - Marketing	$10,965.00
6201.00 - Branded Marketing	
6201.00 - Branded Marketing	$70,135.13
6201.01 - Advertising/Digital Marketing	$356,272.72
6201.02 - Ambassador Expense	$865.27
6201.03 - Public Relations	$119,527.89
6201.04 - Third Party Marketing	$40,683.81
Total - 6201.00 - Branded Marketing	**$587,484.81**

6202.00 - Product Samples	
6202.00 - Product Samples	$15,042.87
6202.01 - Readers	$28,901.58
6202.02 - Samples	$576,569.09
6202.03 - Shipping and Fulfillment Fees	$151,453.41
Total - 6202.00 - Product Samples	**$771,966.95**
6203.00 - Sponsorships	
6203.00 - Sponsorships	$199,068.05
6203.01 - Athletes	$276,781.43
6203.02 - Coach Expense	$3,281.30
6204.00 - Events	
6204.00 - Events	$651,845.36
6204.05 - Travel Expense	$84.00
Total - 6204.00 - Events	**$651,929.36**
Total - 6203.00 - Sponsorships	**$1,131,060.14**
6206.00 - Team Merchandise	$298.58
Total - 6200.00 - Marketing	**$2,501,775.48**
6300.00 - Facilities & Ops Expenses	
6330.00 - Telecom / Internet	$4,559.93
6350.00 - Repairs & Maintenance	
6350.00 - Repairs & Maintenance	$29.70
6351.00 - Maintenance - Premises related	$180.00
Total - 6350.00 - Repairs & Maintenance	**$209.70**
6360.00 - Fullfilment and Transaction Fees	$582,849.58
Total - 6300.00 - Facilities & Ops Expenses	**$587,619.21**
6400.00 - Travel Expenses	
6400.01 - Air	$111,882.76
6400.02 - Ground	$35,023.52
6400.03 - Lodging	$64,067.30
6400.04 - Meals	$29,743.32
Total - 6400.00 - Travel Expenses	**$240,716.90**
6500.00 - Professional Services / Consulting	
6500.00 - Professional Services / Consulting	$256,681.61
6501.00 - Accounting - External	$210,313.25
6502.00 - Consultants	$80,417.52
6503.00 - External Studies	$47,489.22
6504.00 - IT Services	$13,265.02
6505.00 - Legal Fees	
6505.00 - Legal Fees	$210,531.14
6505.01 - Organizational	$8,289.37
6505.03 - Patents	$24,108.18
Total - 6505.00 - Legal Fees	**$242,928.68**
6507.00 - Translation Services	$6,000.00
Total - 6500.00 - Professional Services / Consulting	**$857,095.31**
6600.00 - G&A Expenses	
6615.00 - Office Supplies	
6615.00 - Office Supplies	$1,236.17
6615.01 - Computer & Equipment Expense	$14,348.15
6615.02 - Office Supplies/Expense	$26,628.42
Total - 6615.00 - Office Supplies	**$42,212.74**
6620.00 - Charitable Contributions	$5,790.00
6625.00 - Subscriptions & Dues	$298,910.71
6630.00 - Postage/Shipping Fees	$78,234.01
6640.00 - Bank Charges & Fees	$24,975.59
6650.00 - Insurance	
6650.01 - General Liability	$98,511.27

6650.02 - Vehicle	$93.01
6650.03 - Insurance E&O/D&O	$24,299.78
Total - 6650.00 - Insurance	**$122,904.06**
6660.00 - Software License Fees	$137,886.92
6665.00 - Taxes & Licenses	
6665.00 - Taxes & Licenses	$194.90
6666.00 - Taxes	
6666.02 - State	$196.62
Total - 6666.00 - Taxes	**$196.62**
Total - 6665.00 - Taxes & Licenses	**$391.52**
Total - 6600.00 - G&A Expenses	**$711,305.54**
6700.00 - Research & development	
6700.02 - R&D Hardware Integration	$7,346.97
6700.03 - R&D Software Development	$550,942.52
6700.04 - Product Development & Engineering	$353,353.30
Total - 6700.00 - Research & development	**$911,642.79**
Total - Expense	**$9,775,673.13**
Net Ordinary Income	**($8,899,398.23)**
Other Income and Expenses	
Other Income	
7000.00 - Other Income	
7001.00 - Gains	
7001.01 - FX Variances	($46,012.35)
Total - 7001.00 - Gains	**($46,012.35)**
7002.00 - Interest Income	($4,579.77)
7003.00 - Item Exchange Rate Variance	($5,186.87)
Total - 7000.00 - Other Income	**($55,778.99)**
Total - Other Income	**($55,778.99)**
Other Expense	
7100.00 - Other Expense	
7101.00 - Depreciation Expense	$9,208.39
7102.00 - Interest Expense	
7102.00 - Interest Expense	$966,964.06
Total - 7102.00 - Interest Expense	**$966,964.06**
Total - 7100.00 - Other Expense	**$976,172.45**
7103.00 - Realized Loss (System)	
7103.00 - Realized Loss (System)	$4,191.70
7103.01 - Rounding (System)	($0.10)
Total - 7103.00 - Realized Loss (System)	**$4,191.60**
Total - Other Expense	**$980,364.05**
Net Other Income	**($1,036,143.04)**
Net Income	**($9,935,541.27)**